[redacted]

13026284

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

CM

OMB APPROVAL
OMB Number: 3235-0123
Expires: April30,2013
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
~~8-[illegible]~~ 8-67444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eurekacap Partners Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

673 Fifth Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Burke Farnell (212) 308-3962
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name)*

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM DD 4/16/14

3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Burke Farnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eurekacap Partners Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x ____________________
Signature

Director
Title

x ____________________
Notary Public

ALAN J. BERK
Notary Public, State of New York
No. 01BE4874265
Qualified in New York County
Commission Expires 1/26/2015

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SI PC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

February 20, 2013

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Re: Eurekacap Partners Inc

Gentlemen:

Enclosed please find the certified financial statements of Eurekacap Partners Inc as of December 31, 2012 and for the year then ended. In addition we have enclosed a statement of financial condition as of December 31, 2012. Our client requests confidential treatment of the financial statements.

Should you have any questions regarding the financial statements, please feel free to contact us.

Very truly yours,

Leonard Rosen & Company, P.C.

LEONARD ROSEN & COMPANY, P.C.

AB:jg
enclosure
cc: Eurekacap Partners Inc

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

The Shareholder
Eurekacap Partners Inc.

We have audited the accompanying financial statements of Eurekacap Partners Inc. which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurekacap Partners Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Information contained in the accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Leonard Rosen & Company, P.C.

New York, NY
February 12, 2013

EUREKACAP PARTNERS INC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and Cash Equivalents	$286,505
Prepaid Expenses	3,287
Receivable From Parent	21,818
	$311,610

LIABILITIES AND NET WORTH

Liabilities:	
Accrued Expenses Payable	850
Taxes Payable	1,338
	2,188
Net Worth	
Common Stock	100
Paid In Capital	99,900
Retained Earnings	209,422
	309,422
	$311,610

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Income:	
Commission Income	$344,796
Expenses:	
Salaries and Related Expenses	164,444
Pension	15,513
Commissions	72,818
Rent	31,800
Regulatory Expenses	1,920
Professional Fees	17,010
Insurance	16,001
Promotional Expenses	11,056
Office Expenses	2,019
Other Expenses	1,847
	334,428
Income Before Income Taxes	10,368
Provision For Income Taxes	5,478
Net Income	$4,890

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance - Beginning of Year	$100	$99,900	$204,532	$304,532
Net Income			4,890	4,890
Balance - End of Year	$100	$99,900	$209,422	$309,422

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net Income	$4,890
Adjustments to Reconcile Net Income to Cash	
From (Used in) Operating Activities:	
(Increase) Decrease in Assets:	
Receivable From Parent	1,247
Prepaid Taxes	(637)
Increase (Decrease) in Liabilities:	
Bonus Payable	(5,455)
Taxes Payable	(2,455)
Net Cash From (Used For) Operating Activities	(2,410)
Net Cash Increase (Decrease) for the Year	(2,410)
Cash and Equivalents - Beginning of Year	288,915
Cash and Equivalents - End of Year	$286,505

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Organization of the Company

The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i).

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Related Party Transactions

Under the terms of an agreement with Eureka Capital Partners (HK) Limited ("EH Hong Kong"), the Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, EH Hong Kong pays all overhead and operational expenses incurred by the Company plus 3.1% of such expenses. All income of the Company was earned under the terms of this agreement.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2012, the Company's net capital of $284,317 was $279,317 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.77 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 12, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

EUREKACAP PARTNERS INC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
December 31, 2012

Balance - Beginning of Year	$ -0-
Additions or Withdrawals	-0-
Balance - End of Year	$ -0-

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

DECEMBER 31, 2012

Shareholder's Equity		$309,422
Non Allowable Assets:		
Prepaid Expenses		(3,287)
Receivable From Parent		(21,818)
Total Capital Before Charges		284,317
Charges to Net Capital		-0-
Net Capital		$284,317
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $5,000		5,000
Capital in Excess of all Requirements		$279,317
Capital Ratio (Maximum Allowance 1,500%)		
(*) Aggregate Indebtedness	2,188 = 0.77%	
Divided by Net Capital	284,317	
(*) Aggregate Indebtedness		
Accrued Expenses Payable	$850	
Taxes Payable	1,338	
	$2,188	

* NO MATERIALDIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL AND COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Shareholder
Eurekacap Partners Inc

Gentlemen:

In planning and performing our audit of the financial statements of Eurekacap Partners Inc as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Eurekacap Partners Inc to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leonard Rosen + Company, P.C.

New York, New York
February 12, 2013

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

SEC
Mail Processing
Section
FEB 2 7 2013
Washington DC
402

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Members
Eurekacap Partners Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Eurekacap Partners Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Eurekacap Partners Inc's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. Compared the amounts reported on the audited Form X-17A-5for the year ended December 31, 2012, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2012 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen + Company, P.C.

February 12, 2013